Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-177230

Dated January 25, 2013

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A appeared on SF Chronicle on January 23, 2013.

The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to any publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

Statements in the articles attached that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

Statements in the interview that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company’s public filings with the SEC represent the interviewer’s opinions, and are not endorsed or adopted by the Company.

Clarification

Regarding the statement that “…no investor with 800 notes or more has lost any principal.” Additional requirements are that the 800 notes reflect 800 unique borrowers and are purchased directly from the Company and not on the secondary market.

You should consider statements in this interview only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A

Peer-to-peer lending no longer an oddity

Peer-to-peer lending most immediately brings to mind the largely feel-good act of extending small-time money to small businesses and individuals with quirky projects - a curiosity at best and no threat to the lending hegemony of big banks.

What’s less appreciated is how successful peer-to-peer lending platforms such as Prosper and Lending Club have been in connecting wholesale numbers of individual lenders and borrowers. Yes, they still allow you to go out there and pick a proposition to invest in. But these successful, venture capital-backed startups also offer portfolios of loans that have quietly registered four to six years of solid returns with low defaults.

The more that record holds, the more these diversified offerings represent an asset class of sorts within fixed income.

The upshot: Those earning little to nothing on their cash can more easily be connected to people who are willing to give them an above-market rate of return for capital, with no intermediary bank needed. “It’s absolutely the perfect arbitrage between countless frustrated low-yield investors and countless desperate small business owners hungry for financial survival and growth,” says Robert Lamb, a professor of finance at New York University.

Renaud Laplanche is the founder and chief executive officer of Lending Club, which has been at least doubling its loan originations every year since it started in June 2007 at the onset of the financial crisis. He says he came up with the idea when he realized he was paying 18 percent on his credit-card debt while the issuing bank was paying out 2 percent to depositors.

The upstart venture, which just added former Treasury Secretary Lawrence Summers to its highly name-droppable board, made $718 million in loans last year and is expecting to do $1.5 billion this year. That’s not JPMorgan Chase or Bank of America money, to be sure, but consider the Internet’s accelerant nature and you realize how disruptive the concept could be to the big banks’ lending monopoly (which they flex through credit cards and branch-made loans).

Risk mitigated

“We’re benefiting from the current environment as a better alternative,” says Laplanche. “We have a pretty strong cost advantage. Plus, the banks have been under a lot of pressure to improve their reserves, much of which were depleted during the crisis.” Even if the banks feel their oats and begin lending again, he says, Lending Club benefits from its operating and marketing costs, which on average represent 2 percent of the dollar figure of its total loans outstanding, compared with three times as much for the big banks.

Lending Club mitigates risk - its default rate has remained in the low single digits throughout the financial crisis - by serving prime and super-prime borrowers and turning down 90 percent of loan applications. A key value proposition to investor-lenders: Not only does the peer-to-peer service’s platform crunch and grade individual creditworthiness, it lets those with cash to lend diversify their investment across hundreds of notes. They receive monthly payments, which can either be banked or reinvested.

No loss of principal

Amazingly, since Lending Club opened in 2007, no investor with 800 notes or more has lost any principal. Depending on the loan grade picked by investors, Lending Club has delivered average annual returns ranging from 5.8 percent to 12.4 percent.

Prosper, perhaps Lending Club’s main rival, has similarly posted nice risk-adjusted returns across its loan portfolio. Its management and board are studded with venture capitalists and Wall Street names.

The value proposition to borrowers, obviously, is access not just to capital that the banks aren’t willing to lend them, but also capital at a lower cost should they make the grade.

The concept of online peer-to-peer lending is more old hat abroad. It got its start about a decade ago in the United Kingdom before spreading to western Europe. In more rigid debt markets, such as that of China, where the government keeps a fat finger on banks’ scales, peer-to-peer banking has outright exploded.

Last spring, China National Radio reported that more than 2,000 such websites had been set up nationwide since 2007, with the value of their loans increasing 300-fold, to 6 billion yuan, by mid-2011. The field there is rife with abuse, opacity and lack of oversight. In September 2011, the China Banking Regulatory Commission warned that the peer-to-peer sector’s bad-loan ratio was “significantly higher” than that of banks and these startups are a breeding ground for fraud and money laundering. Still, the need is there: According to Citic Securities, only 3 percent of China’s 42 million small and midsize businesses can get bank loans, while 36.7 trillion yuan of household savings sits in bank deposits.

Smart money buying in

The smart money is on the scene, and not only in Prosper and Lending Club’s boardrooms. In December, it was disclosed that Jacob Rothschild’s RIT Capital had bought a stake in peer-to-peer lender Zopa, which boasts that “Everybody wins except the fat cats.” CreditEase, established in 2006 as a Chinese peer-to-peer lending site, has expanded into wealth management and credit ratings - drawing investment dollars from venture capital shop IDG Capital Partners and Morgan Stanley’s Asia fund.

Could you soon be in a position to fire your bank? Don’t count it out. After all, Amazon.com has violently disrupted long-held truths in retail and bookselling, as Google did to Madison Avenue and newspapers, and Apple has done to music and movies.

“The mono-banking culture ... is on its way out,” Andrew Haldane, Bank of England’s executive director for financial stability, said last month. “The banking middlemen may in time become surplus links in the chain.”